Mail Stop 4561


								June 22, 2007






Mr. W. Dan Puckett
CapitalSouth Bancorp
2340 Woodcrest Place
Suite 200
Birmingham, Alabama 35209

      Re:	CapitalSouthBancorp
      Registration Statement on Form S-4
      Filed May 22, 2007
      File No. 333-143167



Dear Mr. Puckett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. Please tell us whether or not CapitalSouth and Monticello, or their respective advisors, exchanged financial projections.
2. Please provide the staff with copies of all reports, opinions and appraisals in connection with the merger received by either CapitalSouth or Monticello or any affiliate of either, or any of their directors or executive officers. Please provide written summaries of any oral reports.


Cover
3. Please revise the second paragraph to distinguish between the consideration being offered to Mr. Bowen and the consideration being offered to all other shareholders.


Common Questions and Answers About the Proposed Merger, page iii
4. Please disclose at the outset of this section that the merger will
be approved by shareholders of Monticello since directors and executive officers of Monticello who own over 77 percent of the
outstanding shares intend to approve the merger.   Accordingly,
the
only option for Monticello shareholders who disapprove of the merger will be to exercise their dissenters` rights under Florida law. Disclose that CapitalSouth has the right to terminate the merger agreement if dissenters` rights are sought by shareholders holding more than five percent of Monticello`s shares.

5. Please add a question and answer regarding dissenters` rights in which you disclose that a shareholder of Monticello may elect to receive 100 percent cash for their shares by exercising their dissenters rights under Florida law under which they will receive cash equal to the estimated fair value of the dissenting shareholder`s shares as determined by either the corporation, the dissenting shareholder, or a Florida state court. Please address the extent to which a shareholder of CapitalSouth has dissenters` rights.


What will Monticello shareholders receive in the merger?, page iii

6. Please revise as follows:
* revise the second paragraph and similar disclosure throughout the document to describe the consideration being offered to Mr. Bowen on a per share basis as you do in the fourth paragraph for all other shareholders;
* revise the second paragraph to identify Mr. Bowen as the Chairman and CEO of Monticello;
* revise the third paragraph to state that the note has a term of five years, is payable quarterly, pays interest on a floating basis equal to 0.5 percent above LIBOR and can be prepaid in its entirety;
and
* revise the sixth paragraph to disclose whether CapitalSouth has any intention to make any stock splits, stock dividends, reclassifications or similar distributions before the closing of the merger.


Will James C. Bowen receive a different amount of consideration, page iv

7. Please tell us the basis for your claim that Mr. Bowen is receiving "the same amount of consideration per share." It appears that Mr. Bowen is receiving different forms and amounts of consideration. For instance, we note that although he owns 48 percent of the outstanding shares, he is receiving more than 48 percent of the cash. Moreover, he is receiving a promissory note
while other shareholders are not.   Please explain the reasons for
these differences. Please provide us with your analysis as to whether these differences are consistent with federal and state law.


What do I need to do now?, page iv

8. Please include a description of what a shareholder needs to do to exercise his appraisal rights under Florida law including delivering to Monticello, before the vote is taken, written notice of intent to demand payment and not voting any of their shares in favor of the proposed merger.


Summary, page 1
9. Please revise the preamble to delete your statement that the Summary contains "selected" information and add a statement that the
Summary contains an overview of the key aspects of the offering, as required by the Instruction to Item 503(a) of Regulation S-K. Please revise the summary to summarize the key aspects instead of merely cross referencing to disclosure in the document. For instance, please revise the "Reasons for the Merger," on page 2, to summarize the key reasons for the merger instead of "some of these factors." For instance, please revise the section entitled "Termination of the
Merger Agreement" to summarize the events that give either party the right to terminate the agreement instead of simply referring to "certain events."


Information About CapitalSouth, page 1

10. Please provide more detail regarding the Cease and Desist Order include but not limited to the following:
* the OTS found, and Monticello agreed that it had engaged in unsafe and unsound practices and violated various laws and regulations;
* the extent to which the violations and unsafe and unsound practices related to transactions directly or indirectly with Mr. Bowen or entities with which he is affiliated.


Opinion of Financial Advisor of Monticello, page 4

11. Please revise to disclose that opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders. Disclose that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders. In addition, provide the same disclosure in the main section on page 42


Interests of Certain Persons in the Merger, page 7
12. Please revise this section to address the conflict of interest that Mr. Bowen has as majority shareholder on the one hand and as Chairman and CEO on the other hand. Discuss his role in determining the terms of the merger. Identify the various benefits that he will be receiving from the merger that are different from those of other shareholders.


Monticello`s Shareholders Will Have Dissenters` Rights, page 7

13. Please revise to summarize the procedures that shareholders must comply with in order to preserve their rights. In addition, disclose that each shareholder has the right to determine whether
Monticello,
the shareholder, or a Florida state court determines the "fair value" of the shares.


Monticello Bank may have some exposure with respect to sub-prime loans, page 22

14. Please disclose the amount and the percentage of your loans that are sub prime.




Background of the Merger, page 37
15. Please provide more detail regarding the background of the merger including, but not limited to, the following:
* the reasons that each of the indications of interest were deemed not satisfactory and not pursued;
* how you arrived at the current aggregate price, including the changes in the proposed price during the course of the negotiations;
* how you arrived at the current consideration for Mr. Bowen; and
* how you arrived at the current consideration for other stockholders.


Opinion of Financial Advisor of Monticello, page 42

16. Please revise to disclose that opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders and that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders.


Interests of Certain Persons in the Merger, page 46
17. Please quantify the value of any compensation or other benefits that any director or officer of either company may receive. For instance, disclose the number of shares and the aggregate value of the shares that Mr. Bowen will receive as a director of CapitalSouth.
Please update the disclosure to include all recent agreements and understandings, including those regarding Mr. Bowen.

With Optional Election, page 51
18. With regard to the cash/stock election, please confirm that you will:
* consummate the transaction within one year of the meeting dates;
* make an updated prospectus available to all shareholders;
* shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;
* the Company will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will be at least 5 business days following the date of such public announcement, and;
* shareholders will be permitted to withdraw or change their election at any time prior to the election date.



Material Federal Income Tax Consequences of the merger, page 61

19. Revise to indicate that the discussion is the Opinion of Brandley, Arant Rose & White. You must have a tax opinion at effectiveness regardless of the requirement for the closing tax opinion. In the last paragraph, remove all references to this discussion being a "summary" and not being "complete".


Comparison of Rights of Stockholders, page 69

20. Please add a comparison of the dissenters` rights.


Lending Activities, page 76

21. We note that the percentages in the second column of the first table add up to more than 100%. Please revise the table.


Recent Developments, page 136

22. Please include a separate section describing in detail the Cease and Desist Order. Explain in detail the underlying conduct that resulted in the OTS action. Discuss each requirement of the Order and the action taken to comply. Specify which requirement has not been resolved and indicate what action is being taken to comply with that requirement. Provide a cross-reference to this section in each place that you discuss the C&D Order.


Monticello`s Management`s Discussion and Analysis, page 153

23. Please revise the section entitled "General" to provide analysis of the underlying caused of the Office of Thrift Supervision`s action against you and the effects of the order.


Exhibit 8

24. Please revise to indicate that the discussion in the prospectus represents your Opinion as to the material income tax consequences of the transaction. Remove the "draft" designation from the exhibit index.









* * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director




cc. J. Paul Compton, Jr., Esquire
Bradley Arant Rose & White LLP
One Federal Place
1819 5th Avenue North
Birmingham, Alabama 35203









Mr. W. Dan Puckett
CapitalSouth Bancorp
June 22, 2007
Page 1